(2)

INTERIM REPORT

For the six months ended
June 30, 2004

CONSOLIDATED BALANCE SHEETS

as at June 30, 2004 and December 31, 2003
(unaudited – US$ millions)

	2004	2003

Assets
Cash and short term investments	253.0	346.4
Cash held in Crum & Forster (including $31.6 in interest escrow account)	41.8	47.3
Marketable securities	10.7	16.5
Accounts receivable and other	2,142.2	2,112.3
Recoverable from reinsurers (including recoverables on paid losses – $620.8; 2003 – $654.2)	8,253.9	8,542.6

	10,701.6	11,065.1

Portfolio investments
Subsidiary cash and short term investments (market value – $3,025.1; 2003 – $5,710.6)	3,025.1	5,710.6
Bonds (market value – $6,539.4; 2003 – $4,644.8)	6,928.5	4,729.3
Preferred stocks (market value – $131.0; 2003 – $143.9)	130.3	142.3
Common stocks (market value – $1,775.1; 2003 – $1,428.5)	1,619.5	1,173.9
Investments in Hub, Zenith National and Advent (market value – $605.9; 2003 – $456.0)	397.0	387.6
Real estate (market value – $26.8; 2003 – $17.0)	22.1	12.2

Total (market value – $12,103.3; 2003 – $12,400.8)	12,122.5	12,155.9

Deferred premium acquisition costs	394.1	412.0
Future income taxes	885.4	968.3
Premises and equipment	101.1	98.7
Goodwill	214.4	214.3
Other assets	105.9	104.0

	24,525.0	25,018.3

Liabilities
Lindsey Morden indebtedness	66.9	17.7
Accounts payable and accrued liabilities	1,160.3	1,413.0
Funds withheld payable to reinsurers	1,092.9	1,104.6

	2,320.1	2,535.3

Provision for claims	14,168.5	14,368.1
Unearned premiums	2,266.4	2,441.9
Long term debt	1,999.9	2,033.8
Purchase consideration payable	198.7	200.6
Trust preferred securities of subsidiaries	79.8	79.8

	21,033.4	19,124.2

Non-controlling interests	535.8	440.8

Shareholders’ Equity
Common stock	1,501.1	1,510.0
Other paid in capital	101.3	101.4
Preferred stock	136.6	136.6
Retained earnings	1,172.7	1,114.9
Currency translation account	44.1	55.1

	2,955.8	2,918.0

	24,525.0	25,018.3

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

for the six months ended June 30, 2004 and 2003
(unaudited – US$ millions except per share amounts)

	Second quarter		First six months

	2004	2003	2004	2003

Revenue
Gross premiums written	1,352.4	1,410.0	2,740.0	2,693.8

Net premiums written	1,168.1	1,135.1	2,369.2	2,192.3

Net premiums earned	1,177.7	1,051.7	2,407.6	2,061.8
Interest and dividends	77.5	91.8	169.9	193.6
Realized gains on investments	64.5	398.0	137.1	547.9
Realized gain on Northbridge secondary offering and IPO	40.1	5.7	40.1	5.7
Claims fees	75.3	81.3	165.2	154.3

	1,435.1	1,628.5	2,919.9	2,963.3

Expenses
Losses on claims	815.9	805.9	1,697.4	1,516.5
Operating expenses	239.5	262.3	499.3	495.6
Commissions, net	202.9	201.3	409.3	393.8
Interest expense	43.3	34.0	86.1	63.4
Other Lindsey Morden TPA disposition costs	–	–	11.9	–

	1,301.6	1,303.5	2,704.0	2,469.3

Earnings from operations before income taxes	133.5	325.0	215.9	494.0
Provision for income taxes	63.6	131.9	94.7	188.0

Net earnings before non-controlling interests	69.9	193.1	121.2	306.0
Non-controlling interests	(23.9)	(19.4)	(35.7)	(30.8)

Net earnings	46.0	173.7	85.5	275.2

Net earnings per share	$3.13	$12.09	$5.76	$19.06
Net earnings per diluted share	$3.05	$12.09	$5.64	$19.06
Cash dividends paid per share	$–	$–	$1.40	$0.98
Shares outstanding (000) (weighted average)	13,829	14,078	13,848	14,108

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

for the six months ended June 30, 2004 and 2003
(unaudited – US$ millions)

	2004	2003

Retained earnings – beginning of period	1,114.9	873.5
Net earnings for the period	85.5	275.2
Excess over stated value of shares purchased for cancellation	(2.6)	–
Common share dividends	(19.5)	(13.9)
Preferred share dividends	(4.8)	(4.5)
Cost of convertible debentures, net of tax	(1.0)	–
Dividend tax	0.2	(2.0)

Retained earnings – end of period	1,172.7	1,128.3

See accompanying notes to the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the six months ended June 30, 2004 and 2003
(unaudited – US$ millions)

	Second quarter		First six months

	2004	2003	2004	2003

Operating activities
Earnings before non-controlling interests	69.9	193.1	121.2	306.0
Amortization	9.1	12.4	20.3	23.3
Future income taxes	50.5	112.8	63.1	146.5
Gains on investments	(104.6)	(403.7)	(177.2)	(553.6)

	24.9	(85.4)	27.4	(77.8)
Increase (decrease) in cash from:
Provision for claims	(168.9)	(177.8)	(148.9)	(201.5)
Unearned premiums	(106.1)	192.4	(150.5)	61.7
Accounts receivable and other	(155.5)	33.7	(49.8)	155.9
Recoverable from reinsurers	196.8	(28.5)	256.4	212.6
Funds withheld payable to reinsurers	21.5	(79.4)	(9.0)	(79.9)
Accounts payable and accrued liabilities	20.1	181.5	(244.0)	(161.2)
Other	11.9	(42.5)	52.8	98.6

Cash provided by (used in) operating activities	(155.3)	(6.0)	(265.6)	8.4

Investing activities
Investments – purchases	(719.2)	(5,526.9)	(5,404.6)	(8,525.5)
– sales	702.3	8,717.9	2,869.7	11,981.7
Sale (purchase) of marketable securities	7.6	(4.4)	5.8	7.3
Purchase of capital assets	–	(16.1)	(22.4)	(19.3)
Disposition of Lindsey Morden TPA business	–	–	(22.0)	–
Purchase of subsidiaries, net of cash	–	17.3	–	17.3
Net proceeds on Northbridge secondary offering and IPO	104.8	148.9	104.8	148.9

Cash provided by (used in) investing activities	95.5	3,336.7	(2,468.7)	3,610.4

Financing activities
Subordinate voting shares repurchased	–	(8.7)	(11.6)	(9.3)
Trust preferred securities of subsidiary repurchased	–	–	–	(136.0)
Issue of Crum & Forster debt	–	300.0	–	300.0
Long term debt – repayment	(58.2)	–	(58.2)	(7.6)
Long term debt – advances	–	–	13.6	–
Purchase consideration	(5.5)	(6.0)	(11.1)	(12.2)
Lindsey Morden indebtedness	(1.0)	(44.7)	49.2	1.9
Common share dividends	–	–	(19.5)	(13.9)
Preferred share dividends	(2.4)	(2.3)	(4.8)	(4.5)

Cash provided by (used in) financing activities	(67.1)	238.3	(42.4)	118.4

Foreign currency translation	(4.1)	282.9	(7.7)	294.8

Increase (decrease) in cash resources	(131.0)	3,851.9	(2,784.4)	4,032.0
Cash resources – beginning of period	3,450.9	2,190.2	6,104.3	2,010.1

Cash resources – end of period	3,319.9	6,042.1	3,319.9	6,042.1

Cash resources consist of cash and short term investments, including subsidiary cash and short term investments. Short term investments are readily convertible into cash and have maturities of three months or less.

See accompanying notes to the financial statements.

Notes to Consolidated Financial Statements

for the six months ended June 30, 2004 and 2003
(unaudited – in US$ millions except per share amounts and as otherwise indicated)

1. Basis of Presentation

    These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2003 as set out on pages 22 to 48 of the company’s 2003 Annual Report. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2003, and although they do not include all disclosures required by Canadian GAAP for annual financial statements, in management’s opinion they include all adjustments necessary for the fair presentation of the company’s interim results.

2. Investments

    Subsidiaries of the company offered 3.1 million shares of common stock of Zenith National Insurance Corp. which they owned, at $43 per share, in an underwritten public offering which is expected to close on or about July 30, 2004. In addition, the offerors granted the underwriters an option to purchase up to an additional 400,000 shares of Zenith common stock at the same price, to cover overallotments.

    On May 18, 2004, the company recorded a pre-tax gain of $40.1 (Cdn$53.5) on the sale of 6,000,000 common shares of its Northbridge subsidiary in an underwritten secondary offering at a price of Cdn$25.60 per share, generating net proceeds of $104.8 (Cdn$146.0) and reducing the company’s ownership of Northbridge from approximately 71% to approximately 59%.

    On May 28 and June 10, 2003, the company’s Northbridge subsidiary issued an aggregate of 14,740,000 common shares in an initial public offering at Cdn $15 (US$10.82) per share. Net proceeds (after expenses of issue) were $148.9 (Cdn $206.4). After the offering, Fairfax held 36.1 million (71.0%) of Northbridge’s common shares. Fairfax recorded a $5.7 (Cdn $8.0) gain on its effective sale of a 29.0% interest in Northbridge.

    On March 3, 2003, the company purchased an additional 4,300,000 outstanding common shares of Odyssey Re Holdings Corp. (OdysseyRe) for $18.15 per share, increasing its interest in OdysseyRe from 73.8% to 80.6%. As consideration, the company issued seven-year 3.15% notes exchangeable in November 2004 and February 2005 into the number of OdysseyRe shares purchased.

3. Capital and Long Term Debt

    On April 29, 2004, the company closed its note exchange offers (which were accounted for as a modification of debt), under which $204.6 of outstanding notes due in 2005 through 2008 were exchanged for a cash payment of $59.4 (including accrued interest) and the issue of $160.4 of new 7.75% notes due in 2012. On June 29, 2004, the company exchanged an additional $10.0 of outstanding notes due in 2006 for $11.0 of new 7.75% notes due in 2012.

    Effective June 5, 2003, Crum & Forster Holdings Corp. issued $300 of 10.375% senior notes due June 15, 2013 for net proceeds (after expenses of issue) of $281.0, of which $63.1 was placed in an interest escrow account, to fund the first four interest payments, when the net proceeds were released from escrow on June 30, 2003 on completion of the renegotiation of the company’s bank lines.

    In February 2003, the company redeemed its RHINOS preferred securities for $136 cash.

4. Other

    On March 31, 2004, Lindsey Morden raised $49.5 (Cdn$65.0) in short term financing to cover the payment described in the paragraph below and to repay debt owing to the company. On July 12, 2004, a subsidiary of Lindsey Morden raised $78.3 (Cdn $105.0) under an unsecured non-revolving term facility for an initial term to March 31, 2005 which may be extended, subject to certain conditions, for two successive six-month periods. Proceeds of the loan were used principally to repay the short term financing raised on March 31, 2004, debt owing to banks and debt owing to the company.

    On March 14, 2004, Lindsey Morden completed the sale of its U.S. third party claims administration business for a cash payment by Lindsey Morden of $22.0. The disposition of this business resulted in a charge to earnings of $11.9, consisting of a $3.6 loss on the sale of the business and other related accruals, including lease termination costs, of $8.3.

5. Segmented Information

    The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance conducted on a direct and reinsurance basis, runoff operations and insurance claims management.

    In Management’s Discussion and Analysis of Financial Condition and Results of Operations, the company shows the net premiums earned, combined ratios, and underwriting and operating results for each of its insurance and reinsurance groups, and as applicable, for its runoff and other operations as well as the earnings contributions from its claims management services. In the table on page 7 showing the sources of net earnings, interest and dividends on the consolidated statements of earnings are included in the insurance and reinsurance group operating results and in the runoff and other operations and realized gains on investments related to the runoff group are included in the runoff and other operations. There were no significant changes in the identifiable assets by operating group as at June 30, 2004 compared to December 31, 2003.

6. U.S. GAAP Reconciliation

    The consolidated financial statements of the company have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which are different in some respects from those applicable in the United States, as described in note 19 on pages 44 to 48 of the company’s 2003 Annual Report.

    The following shows the reconciliation of the company’s net earnings, prepared in accordance with Canadian GAAP, to its net earnings, prepared in accordance with U.S. GAAP:

	Second quarter		First six months

	2004	2003	2004	2003

Net earnings, Canadian GAAP	46.0	173.7	85.5	275.2
Recoveries on retroactive reinsurance	17.1	9.2	34.2	18.8
Other than temporary declines(1)	12.0	13.4	28.1	13.4
Other differences	3.6	1.6	2.6	1.6
Tax effect	(11.7)	(8.2)	(23.1)	(11.7)

Net earnings, US GAAP	67.0	189.7	127.3	297.3
Other comprehensive income (loss) (2)	(238.4)	233.7	(202.3)	389.7

Comprehensive income (loss), US GAAP	(171.4)	423.4	(75.0)	687.0

Net earnings per share, US GAAP	$4.64	$13.23	$8.78	$20.62

Net earnings per diluted share, US GAAP	$4.46	$13.23	$8.46	$20.62

(1)	Represents other than temporary declines which were previously recorded for U.S. GAAP and are expensed in 2004 under Canadian GAAP.

(2)	Consists of the change in the mark to market valuation of investments ($(227.1) and $(191.3) for the three months and six months ended June 30, 2004, respectively) and the change in the currency translation adjustment amount ($(11.3) and $(11.0) for the three months and six months ended June 30, 2004, respectively).

    The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	June 30,	December 31,
	2004	2003

Assets
Portfolio investments
Bonds	6,539.4	4,644.8
Preferred stocks	131.0	143.9
Common stocks	1,775.1	1,428.5
Strategic investments	560.9	423.3

Total portfolio investments	9,006.4	6,640.5
Future income taxes	1,237.0	1,229.9
Goodwill	266.5	266.6
All other assets	14,349.8	17,402.6

Total assets	24,859.7	25,539.6

Liabilities
Accounts payable and accrued liabilities	1,998.3	2,288.0
Long term debt	2,101.2	2,135.2
All other liabilities	17,594.7	17,932.3

Total liabilities	21,694.2	22,355.5

Trust preferred securities of subsidiaries	79.8	79.8
Mandatorily redeemable shares of TRG	198.7	200.6
Non-controlling interests	535.8	440.8

	814.3	721.2

Shareholders’ Equity	2,351.2	2,462.9

	24,859.7	25,539.6

    The following shows the reconciliation of the company’s consolidated shareholders’ equity, prepared in accordance with Canadian GAAP, to its consolidated shareholders’ equity, prepared in accordance with U.S. GAAP:

	June 30,	December 31,
	2004	2003

Shareholders’ equity based on Canadian GAAP	2,955.8	2,918.0
Other comprehensive income	(3.9)	187.5
Reduction of other paid in capital	(101.3)	(101.4)
Cumulative reduction in net earnings under US GAAP	(499.4)	(541.2)

Shareholders’ equity based on US GAAP	2,351.2	2,462.9

    At June 30, 2004, the cumulative reduction in net earnings under U.S. GAAP relates primarily to the deferred gain on retroactive reinsurance which is amortized into income as the underlying claims are paid.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(in US$ millions except per share amounts and as otherwise indicated)

    This management’s discussion and analysis should be read in conjunction with the notes to the management’s discussion and analysis for the year ended December 31, 2003 as set out on page 49 of the company’s 2003 Annual Report.

    Underwriting profit increased to $54.9 in the second quarter of 2004 from $13.8 in 2003, reflecting continued improvements in combined ratios from a consolidated combined ratio of 98.5% in 2003 to 94.9% in 2004. Nevertheless, net earnings decreased to $46.0 ($3.13 per share, $3.05 per diluted share) in the second quarter of 2004 from $173.7 ($12.09 per share) in 2003, primarily due to lower realized gains. The weighted average outstanding shares for the three months ended June 30, 2004 were 13.8 million versus 14.1 million last year.

    Revenue in the second quarter decreased to $1,435.1 from $1,628.5 last year, principally as a result of lower realized gains, partially offset by higher net premiums earned.

    Revenue reflected in the consolidated financial statements includes net premiums earned, interest and dividend income and realized gains on sale of investments of the insurance, reinsurance and runoff companies, claims adjusting fees of Lindsey Morden and other miscellaneous income. Of the operating expenses of $239.5 (2003 – $262.3) in the consolidated financial statements for the three months ended June 30, 2004, $138.8 (2003 – $156.3) relates to insurance, reinsurance and runoff and other operations.

Net Earnings

    The combined ratios by segment and the sources of net earnings (with Lindsey Morden equity accounted) were as follows for the three months and six months ended June 30, 2004 and 2003:

	Second quarter		First six months

	2004	2003	2004		2003

Combined ratios
Insurance – Canada (Northbridge)	90.6%	93.7%	91.6%		94.5%
– U.S.	99.7%	106.6%	99.7%		102.3%
– Asia	89.6%	100.9%	90.4%		100.0%
Reinsurance (OdysseyRe)	94.6%	96.2%	94.8%		97.6%

Consolidated	94.9%	98.5%	95.3%		98.3%

Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	21.3	10.9	36.7		17.4
– U.S.	0.9	(15.2)	1.6		(10.8)
– Asia	1.6	(0.1)	2.7		—
Reinsurance (OdysseyRe)	31.1	18.2	58.3		22.5

Underwriting profit	54.9	13.8	99.3		29.1
Interest and dividends	72.7	61.9	149.1		136.0

Operating income	127.6	75.7	248.4		165.1
Realized gains	35.5 (1)	287.6	107.4	(1)	369.9
Runoff and other	33.6 (2)	14.2	(4.0	)(2)	46.0
Claims adjusting (Fairfax portion)	(2.1)	(2.7)	(17.2)		(3.7)
Interest expense	(39.6)	(31.7)	(80.2)		(59.1)
Corporate overhead and other	(21.8)	(17.6)	(39.9)		(23.8)

Pre-tax income	133.2	325.5	214.5		494.4
Taxes	(62.6)	(131.6)	(87.6)		(187.2)
Non-controlling interests	(24.6)	(20.2)	(41.4)		(32.0)

Net earnings	46.0	173.7	85.5		275.2

(1)	$97.1 and $158.7 for the second quarter and first six months of 2004, respectively, before elimination adjustments as described in note (2) below.

(2)	$(28.0) and $(55.3) for the second quarter and first six months of 2004, respectively, excluding the effect of sales by the runoff companies to other Fairfax group companies of the following securities (these sales are eliminated on consolidation): a $61.6 realized gain on the sale of Northbridge shares in the second quarter, to facilitate the secondary offering of Northbridge shares by the company, and a $10.3 realized loss on a sale of bonds in the first quarter.

    The above sources of net earnings (with Lindsey Morden equity accounted) shown by business segments were as set out below for the three and six months ended June 30, 2004 and 2003. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for the realized gains eliminates gains or losses on purchase and sale transactions within the group.

Quarter ended June 30, 2004

		U.S.	Asia			Runoff &			Corporate &
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total	Other	Intercompany		Other	Consolidated

Gross premiums written	412.9	307.6	27.4	612.0	1,359.9	94.9	(102.4)		–	1,352.4

Net premiums written	262.4	254.4	23.0	550.1	1,089.9	78.2	–		–	1,168.1

Net premiums earned	225.9	264.7	15.4	580.1	1,086.1	91.6	–		–	1,177.7

Underwriting profit	21.3	0.9	1.6	31.1	54.9	–	–		–	54.9
Interest and dividends	11.5	26.0	0.3	34.9	72.7	–	–		–	72.7

Operating income before:	32.8	26.9	1.9	66.0	127.6	–	–		–	127.6
Realized gains	17.5	13.0	–	30.4	60.9	69.1	(67.4	)(1)	42.0	104.6
Runoff and other operating income (loss)	–	–	–	–	–	(35.5)	–		–	(35.5)
Claims adjusting	–	–	–	–	–	–	–		(2.1)	(2.1)
Interest expense	–	(8.3)	–	(6.4)	(14.7)	–	–		(24.9)	(39.6)
Corporate overhead and other	(2.0)	(4.7)	(1.1)	(2.1)	(9.9)	–	–		(11.9)	(21.8)

Pre-tax income	48.3	26.9	0.8	87.9	163.9	33.6 (1)	(67.4)		3.1	133.2
Taxes										(62.6)
Non-controlling interests										(24.6)

Net earnings										46.0

(1)	The Runoff and Other pre-tax income (loss) is $(28.0) excluding the $61.6 gain realized by the runoff companies on the sale of Northbridge shares within the Fairfax group to facilitate the secondary offering of Northbridge shares by the company. That $61.6 gain is included in the Intercompany $(67.4) eliminated on consolidation.

Quarter ended June 30, 2003

		U.S.	Asia			Runoff &		Corporate &
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	356.1	310.9	15.6	609.9	1,292.5	172.0	(54.5)	–	1,410.0

Net premiums written	219.1	244.2	11.9	542.7	1,017.9	117.2	–	–	1,135.1

Net premiums earned	173.4	229.3	8.0	481.2	891.9	159.8	–	–	1,051.7

Underwriting profit (loss)	10.9	(15.2)	(0.1)	18.2	13.8	–	–	–	13.8
Interest and dividends	12.2	21.5	0.3	28.5	62.5	–	(0.6)	–	61.9

Operating income before:	23.1	6.3	0.2	46.7	76.3	–	(0.6)	–	75.7
Realized gains	44.0	177.5	0.8	116.1	338.4	116.1	(56.3)	5.5	403.7
Runoff and other operating income (loss)	–	–	–	–	–	(101.9)	–	–	(101.9)
Claims adjusting	–	–	–	–	–	–	–	(2.7)	(2.7)
Interest expense	–	(1.7)	–	(2.6)	(4.3)	–	–	(27.4)	(31.7)
Corporate overhead and other	(0.7)	–	–	(1.5)	(2.2)	–	–	(15.4)	(17.6)

Pre-tax income (loss)	66.4	182.1	1.0	158.7	408.2	14.2	(56.9)	(40.0)	325.5
Taxes									(131.6)
Non-controlling interests									(20.2)

Net earnings									173.7

Six months ended June 30, 2004

		U.S.	Asia			Runoff &				Corporate &
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total	Other		Intercompany		Other	Consolidated

Gross premiums written	740.8	646.5	48.3	1,241.5	2,677.1	275.8		(212.9)		–	2,740.0

Net premiums written	462.1	526.0	41.1	1,103.3	2,132.5	236.7		–		–	2,369.2

Net premiums earned	439.4	535.1	28.1	1,126.4	2,129.0	278.6		–		–	2,407.6

Underwriting profit	36.7	1.6	2.7	58.3	99.3	–		–		–	99.3
Interest and dividends	30.6	46.2	1.0	71.3	149.1	–		–		–	149.1

Operating income before:	67.3	47.8	3.7	129.6	248.4	–		–		–	248.4
Realized gains	21.4	45.9	–	43.5	110.8	69.8		(45.4	)(1)	42.0	177.2
Runoff and other operating income (loss)	–	–	–	–	–	(73.8)		–		–	(73.8)
Claims adjusting	–	–	–	–	–	–		–		(17.2)	(17.2)
Interest expense	–	(16.7)	–	(12.8)	(29.5)	–		–		(50.7)	(80.2)
Corporate overhead and other	(3.3)	(5.6)	(2.5)	(4.5)	(15.9)	–		–		(24.0)	(39.9)

Pre-tax income (loss)	85.4	71.4	1.2	155.8	313.8	(4.0	)(1)	(45.4)		(49.9)	214.5
Taxes											(87.6)
Non-controlling interests											(41.4)

Net earnings											85.5

(1)	The Runoff and Other pre-tax income (loss) is $(55.3) excluding the effect of the sales by the runoff companies to other Fairfax group companies of the following securities: a $61.6 realized gain on the sale of Northbridge shares in the second quarter, to facilitate the secondary offering of Northbridge shares by the company, and a $10.3 realized loss on a sale of bonds in the first quarter. The net $51.3 realized gain from these sales of securities is included in the Intercompany $(45.4) eliminated on consolidation.

Six months ended June 30, 2003

		U.S.	Asia			Runoff &		Corporate &
	Northbridge	Insurance	Insurance	OdysseyRe	Sub-total	Other	Intercompany	Other	Consolidated

Gross premiums written	604.4	653.5	27.5	1,173.7	2,459.1	359.0	(124.3)	–	2,693.8

Net premiums written	375.8	517.2	21.2	1,032.6	1,946.8	245.5	–	–	2,192.3

Net premiums earned	317.8	476.0	15.7	928.5	1,738.0	323.8	–	–	2,061.8

Underwriting profit (loss)	17.4	(10.8)	–	22.5	29.1	–	–	–	29.1
Interest and dividends	27.8	51.2	0.5	59.0	138.5	–	(2.5)	–	136.0

Operating income before:	45.2	40.4	0.5	81.5	167.6		(2.5)	–	165.1
Realized gains	47.7	234.6	1.1	153.6	437.0	183.7	(73.0)	5.9	553.6
Runoff and other operating income (loss)	–	–	–	–	–	(137.7)	–	–	(137.7)
Claims adjusting	–	–	–	–	–	–	–	(3.7)	(3.7)
Interest expense	–	(1.7)	–	(4.9)	(6.6)	–	–	(52.5)	(59.1)
Corporate overhead and other	(0.7)	–	–	(3.7)	(4.4)	–	–	(19.4)	(23.8)

Pre-tax income (loss)	92.2	273.3	1.6	226.5	593.6	46.0	(75.5)	(69.7)	494.4
Taxes									(187.2)
Non-controlling interests									(32.0)

Net earnings									275.2

      Underwriting and Operating Income

    Set out and discussed below are the underwriting and operating results of Fairfax’s continuing insurance and reinsurance operations on a summarized company by company basis for the quarters and six months ended June 30, 2004 and 2003.

                Canadian Insurance – Northbridge

	Second quarter		First six months

	2004	2003	2004	2003

Underwriting profit	21.3	10.9	36.7	17.4

Combined ratio	90.6%	93.7%	91.6%	94.5%

Gross premiums written	412.9	356.1	740.8	604.4

Net premiums written	262.4	219.1	462.1	375.8

Net premiums earned	225.9	173.4	439.4	317.8

Underwriting profit	21.3	10.9	36.7	17.4
Interest and dividends	11.5	12.2	30.6	27.8

Operating income	32.8	23.1	67.3	45.2
Realized gains	17.5	44.0	21.4	47.7

Pre-tax income before interest and other	50.3	67.1	88.7	92.9

    Northbridge’s combined ratio for the three months ended June 30, 2004 improved to 90.6% from 93.7% last year. The favourable insurance market continued, but with moderating price increases and greater competition. Northbridge’s underwriting profit in the second quarter of 2004 reflects the higher volumes and continued price increases achieved by all companies in 2003 and continuing into 2004 across many lines of business, the absence of significant catastrophe losses and declining claims counts. Net premiums written by Northbridge increased by 19.8% in the second quarter of 2004 compared with the second quarter of 2003 due to price increases achieved in continuing favourable market conditions and the strengthening of the Canadian dollar. For more information on Northbridge results, please see its second quarter report posted on its website at www.northbridgefinancial.com.

                U.S. Insurance(1)

Quarter ended June 30, 2004

	Crum &
	Forster(2)	Fairmont	Total

Underwriting profit	0.6	0.3	0.9

Combined ratio	99.7%	99.2%	99.7%

Gross premiums written	258.1	49.5	307.6

Net premiums written	212.6	41.8	254.4

Net premiums earned	225.8	38.9	264.7

Underwriting profit	0.6	0.3	0.9
Interest and dividends	24.9	1.1	26.0

Operating income	25.5	1.4	26.9
Realized gains	9.6	3.4	13.0

Pre-tax income before interest and other	35.1	4.8	39.9

Quarter ended June 30, 2003

	Crum &
	Forster(2)	Fairmont	Old Lyme(3)	Total

Underwriting profit (loss)	(13.2)	(3.3)	1.3	(15.2)

Combined ratio	107.7%	107.8%	90.6%	106.6%

Gross premiums written	240.6	49.4	20.9	310.9

Net premiums written	185.4	38.0	20.8	244.2

Net premiums earned	173.2	42.3	13.8	229.3

Underwriting profit (loss)	(13.2)	(3.3)	1.3	(15.2)
Interest and dividends	18.1	2.8	0.6	21.5

Operating income (loss)	4.9	(0.5)	1.9	6.3
Realized gains	166.9	10.5	0.1	177.5

Pre-tax income before interest and other	171.8	10.0	2.0	183.8

Six months ended June 30, 2004

	Crum &
	Forster(2)	Fairmont	Total

Underwriting profit	1.0	0.6	1.6

Combined ratio	99.8%	99.3%	99.7%

Gross premiums written	544.0	102.5	646.5

Net premiums written	443.5	82.5	526.0

Net premiums earned	453.3	81.8	535.1

Underwriting profit	1.0	0.6	1.6
Interest and dividends	42.2	4.0	46.2

Operating income	43.2	4.6	47.8
Realized gains	40.9	5.0	45.9

Pre-tax income before interest and other	84.1	9.6	93.7

Six months ended June 30, 2003

	Crum &
	Forster(2)	Fairmont	Old Lyme(3)	Total

Underwriting profit (loss)	(12.8)	(0.6)	2.6	(10.8)

Combined ratio	103.7%	100.6%	90.5%	102.3%

Gross premiums written	506.1	120.3	27.1	653.5

Net premiums written	394.0	96.2	27.0	517.2

Net premiums earned	345.0	103.7	27.3	476.0

Underwriting profit (loss)	(12.8)	(0.6)	2.6	(10.8)
Interest and dividends	43.5	6.5	1.2	51.2

Operating income	30.7	5.9	3.8	40.4
Realized gains	215.3	19.2	0.1	234.6

Pre-tax income before interest and other	246.0	25.1	3.9	275.0

(1)	Effective January 1, 2004, Falcon has been included in the Fairfax Asia segment with 2003 results reclassified to conform with the current year’s presentation.

(2)	These results differ from those published by Crum & Forster Holdings Corp. due to differences between Canadian and U.S. GAAP.

(3)	Effective January 1, 2004, Old Lyme has been transferred to Runoff.

    Crum & Forster and Fairmont continued to obtain price increases at moderating levels for casualty, while prices declined for property, on renewal business written in the second quarter of 2004. Crum & Forster’s combined ratio of 99.7% for the second quarter of 2004 as compared to 107.7% for the second quarter of 2003 (99.9% excluding Texas hailstorm losses of $13.4) continues to reflect the impact of management’s strict underwriting policies and expense initiatives. Crum & Forster’s net premiums written for the second quarter of 2004 increased by 14.7% over 2003, reflecting an improved renewal retention ratio and modest price increases on casualty renewal business, offset by reduced new business and declining prices on property. Fairmont’s combined ratio of 99.2% and its 10.0% increase in net premiums written in the second quarter of 2004 compared to the second quarter of 2003 reflect continued rate increases and growth in business. For more information on Crum & Forster’s results, please see its second quarter report on Form 10-Q posted on its website at www.cfins.com.

                Fairfax Asia

	Second quarter		First six months

	2004	2003	2004	2003

Underwriting profit (loss)	1.6	(0.1)	2.7	–

Combined ratio	89.6%	100.9%	90.4%	100.0%

Gross premiums written	27.4	15.6	48.3	27.5

Net premiums written	23.0	11.9	41.1	21.2

Net premiums earned	15.4	8.0	28.1	15.7

Underwriting profit (loss)	1.6	(0.1)	2.7	–
Interest and dividends	0.3	0.3	1.0	0.5

Operating income	1.9	0.2	3.7	0.5
Realized gains	–	0.8	–	1.1

Pre-tax income before interest and other	1.9	1.0	3.7	1.6

    In 2003, Fairfax Asia included only Falcon. Effective January 1, 2004, Fairfax Asia consists of the company’s Asia operations: Falcon, First Capital and a 26.0% interest in the ICICI/ Lombard Joint Venture. These operations continue to reflect a focus on underwriting profit. The decrease in the combined ratio to 89.6% for the three months ended June 30, 2004 from 100.9% in 2003 (and the comparable decrease for the first six months of 2004) reflect the inclusion in 2004 of First Capital’s strong underwriting results.

                Reinsurance – OdysseyRe

	Second quarter(1)		First six months(1)

	2004	2003	2004	2003

Underwriting profit	31.1	18.2	58.3	22.5

Combined ratio	94.6%	96.2%	94.8%	97.6%

Gross premiums written	612.0	609.9	1,241.5	1,173.7

Net premiums written	550.1	542.7	1,103.3	1,032.6

Net premiums earned	580.1	481.2	1,126.4	928.5

Underwriting profit	31.1	18.2	58.3	22.5
Interest and dividends	34.9	28.5	71.3	59.0

Operating income	66.0	46.7	129.6	81.5
Realized gains	30.4	116.1	43.5	153.6

Pre-tax income before interest and other	96.4	162.8	173.1	235.1

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and U.S. GAAP.

    OdysseyRe’s combined ratio improved in the second quarter to 94.6% from 96.2% last year, reflecting the impact of prior pricing actions on underwriting profitability and extremely strong results from the EuroAsia division and London market. Net premiums written remained flat in the second quarter of 2004 compared to the second quarter of 2003 as OdysseyRe continued to expand in certain classes of business in EuroAsia and the U.S. insurance segment, while premiums in the Americas division (primarily U.S. treaty business) and the London market declined. For more information on OdysseyRe’s results, please see its second quarter report posted on its website at www.odysseyre.com.

   Interest and Dividends and Realized Gains

    Interest and dividend income in the second quarter of 2004 improved somewhat to $72.7 compared to $61.9 last year due primarily to increased investment portfolios for the insurance and reinsurance companies reflecting positive cash flow from operations, and to an increase in yield resulting from the reinvestment late in the first quarter of 2004 of a significant portion of the cash and short term investments, primarily in U.S. treasury bonds.

    Realized gains on investments of $35.5 for the second quarter of 2004 consists of $97.1 of realized gains, derived primarily from the sale of common stocks, after reflecting the elimination on consolidation of the $61.6 gain, included in the Runoff and Other results, from the sale of Northbridge shares within the Fairfax group to facilitate the secondary offering of Northbridge shares by the company.

   Runoff and Other

Quarter ended June 30, 2004

	U.S.	Europe	Group Re	Total

Gross premiums written	13.3	1.7	79.9	94.9

Net premiums written	1.8	(0.8)	77.2	78.2

Net premiums earned	16.4	3.9	71.3	91.6
Losses on claims	(23.5)	(17.3)	(48.1)	(88.9)
Operating expenses	(3.8)	(12.4)	(20.0)	(36.2)
Interest and dividends	2.3	(7.8)	3.5	(2.0)

Operating income (loss)	(8.6)	(33.6)	6.7	(35.5)
Realized gains	61.8 (1)	1.2	6.1	69.1 (1)

Pre-tax income (loss) before interest and other	53.2 (1)	(32.4)	12.8	33.6 (1)

(1)	Includes a $61.6 realized gain on the sale of Northbridge shares from the runoff companies to other Fairfax group companies, to facilitate the secondary offering of Northbridge shares by the company (this gain is eliminated on consolidation).

Quarter ended June 30, 2003

	U.S.	Europe	Group Re	Total

Gross premiums written	107.7	(2.2)	66.5	172.0

Net premiums written	34.1	13.0	70.1	117.2

Net premiums earned	95.6	(0.1)	64.3	159.8
Losses on claims	(108.7)	(44.0)	(46.2)	(198.9)
Operating expenses	(56.4)	(10.9)	(17.1)	(84.4)
Interest and dividends	11.7	4.4	5.5	21.6

Operating income (loss)	(57.8)	(50.6)	6.5	(101.9)
Realized gains	64.7	50.3	1.1	116.1

Pre-tax income (loss) before interest and other	6.9	(0.3)	7.6	14.2

Six months ended June 30, 2004

	U.S.	Europe		Group Re	Total

Gross premiums written	43.6	5.2		227.0	275.8

Net premiums written	12.1	2.7		221.9	236.7

Net premiums earned	50.2	14.0		214.4	278.6
Losses on claims	(62.7)	(39.8)		(165.8)	(268.3)
Operating expenses	(23.3)	(25.4)		(39.5)	(88.2)
Interest and dividends	6.2	(10.9)		8.8	4.1

Operating income (loss)	(29.6)	(62.1)		17.9	(73.8)
Realized gains (losses)	69.1 (1)	(6.9	)(2)	7.6	69.8	(1)(2)

Pre-tax income (loss) before interest and other	39.5 (1)	(69.0	)(2)	25.5	(4.0	) (1)(2)

(1)	Includes a $61.6 realized gain on the sale in the second quarter of Northbridge shares from the runoff companies to other Fairfax group companies, to facilitate the secondary offering of Northbridge shares by the company (this gain is eliminated on consolidation).

(2)	Includes a $10.3 realized loss on a sale in the first quarter of bonds from the runoff companies to other Fairfax group companies (this loss is eliminated on consolidation).

Six months ended June 30, 2003

	U.S.	Europe	Group Re	Total

Gross premiums written	232.1	(2.1)	129.0	359.0

Net premiums written	94.2	8.4	142.9	245.5

Net premiums earned	204.3	(0.3)	119.8	323.8
Losses on claims	(193.5)	(54.3)	(85.4)	(333.2)
Operating expenses	(112.6)	(26.0)	(32.9)	(171.5)
Interest and dividends	22.9	11.3	9.0	43.2

Operating income (loss)	(78.9)	(69.3)	10.5	(137.7)
Realized gains	102.3	80.1	1.3	183.7

Pre-tax income before interest and other	23.4	10.8	11.8	46.0

    Excluding the effect of sales of securities within the Fairfax group, which are eliminated on consolidation, the runoff and other pre-tax loss for the quarter and six months ended June 30, 2004 was $28.0 and $55.3, respectively, in line with the company’s expectation of a runoff and other pre-tax loss of approximately $25 in each quarter of 2004.

    The $8.6 operating loss of the U.S. runoff group for the three months ended June 30, 2004 relates to the runoff of TIG’s discontinued business, where operating expense levels are better following the reduced premium levels. The operating expenses during the quarter reflect approximately $7 of benefits resulting from favourable settlements and intercompany eliminations, and the interest and dividends for the quarter are net of $5.5 of funds withheld requirements.

    The $33.6 operating loss of the European runoff group for the three months ended June 30, 2004 compared to 2003 reflects lower losses on claims offset by lower investment income, which results primarily from lower yields on the significant cash position in the investment portfolio and is net of $8.9 of funds withheld requirements. The operating loss for the quarter ended June 30, 2003 included an accounting loss on a reinsurance commutation of $9.8 and expenses of $13.0 relating to the successful Sphere Drake litigation.

    Group Re’s combined ratio improved during the second quarter of 2004 to 95.5% from 98.4% in the previous year.

    At June 30, 2004, the company had ceded losses under its corporate insurance cover ultimately reinsured with a Swiss Re subsidiary totalling $996.1 (unchanged from December 31, 2003).

    In April 2004, pursuant to approval by the California Department of Insurance, 26.4 million shares of OdysseyRe (with a then current market value of approximately $660) were released from the trust established for TIG’s benefit, where they had been held principally pending TIG’s satisfaction of certain financial tests at the end of 2003. As a result of discussions with the California Department of Insurance during the second quarter of 2004 and in light of the Department’s approval during that quarter of a one-year deferral of payment by the company of the $100.0 final note instalment originally due to TIG on June 30, 2004, 2.0 million shares of OdysseyRe (with a then current market value of approximately $50) and all of the shares of Fairmont Specialty Group and its subsidiaries (with GAAP capital at March 31, 2004 of $159.2) continue to be held in the trust.

    Based on its current knowledge and expectations, management continues to anticipate that by the end of 2004, TIG’s net reserves will have decreased to less than its statutory surplus.

   Other Elements of Net Earnings

    As shown below, interest expense increased to $39.6 for the three months ended June 30, 2004 compared to $31.7 in 2003 as a result of additional debt issued by Crum & Forster and OdysseyRe in 2003, partially offset by reduced interest costs at Fairfax as a result of its note exchange offers.

	Second quarter		First six months

	2004	2003	2004	2003

Fairfax	24.9	27.4	50.7	52.5
OdysseyRe	6.4	2.6	12.8	4.9
Crum & Forster	8.3	1.7	16.7	1.7

	39.6	31.7	80.2	59.1

    Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and interest income on Fairfax’s cash balances, and is broken down as follows:

	Second quarter		First six months

	2004	2003	2004	2003

Fairfax corporate overhead	19.7	8.3	29.7	15.0
Investment management and administration fees	(11.3)	(7.3)	(17.2)	(12.2)
Corporate overhead of subsidiary holding companies	9.9	2.2	15.9	4.4
Internet and technology expenses	3.5	8.4	4.6	10.6
Other	–	6.0	6.9	6.0

	21.8	17.6	39.9	23.8

    Corporate overhead of Fairfax and its subsidiary holding companies in the second quarter of 2004 increased over the prior year due to increases in compensation and bonus payments, investment expenses and capital taxes. Corporate overhead of subsidiary holding companies in the second quarter of 2004 includes $3.5 relating to the retirement of Crum & Forster’s Chief Executive Officer during that quarter. Other includes one-time severance costs in the first quarter of 2004 at Lindsey Morden for which the company assumed responsibility under its management services agreement.

    The company recorded an income tax expense of $63.6 on its consolidated statement of earnings for the second quarter of 2004 at an increased effective tax rate as compared to 2003, principally due to runoff losses incurred in jurisdictions with lower income tax rates and to certain of Lindsey Morden’s losses not being recorded on a tax-effected basis. The decrease of $82.9 in the future income taxes asset resulted primarily from the utilization of U.S. tax losses, reflecting profitable operations at OdysseyRe and Crum & Forster and lower U.S. runoff losses.

    The company’s non-controlling interests in its consolidated statements of earnings come from the following subsidiaries:

	Second quarter		First six months

	2004	2003	2004	2003

OdysseyRe	13.2	18.8	22.9	30.5
Northbridge	11.4	1.1	18.5	1.1
Lindsey Morden	(0.7)	(0.5)	(5.7)	(0.8)

	23.9	19.4	35.7	30.8

Investments

    At June 30, 2004 the investment portfolio had a pre-tax unrealized loss of $19.2 (consisting principally of unrealized losses on bonds of $389.1 offset by unrealized gains on equities of $365.2), a decrease of $264.1 from the unrealized gain of $244.9 at December 31, 2003. The unrealized loss on bonds has resulted principally from the upward movements in interest rates from those prevailing at December 31, 2003.

Capital Structure and Liquidity

    The company’s capital structure (with Lindsey Morden equity accounted) and financial ratios were as follows:

	June 30,	December 31,
	2004	2003

Cash, short term investments and marketable securities	305.5	410.2
Long term debt (including OdysseyRe debt)	1,912.7	1,942.7
TRG purchase consideration payable	198.7	200.6
Net debt	1,805.9	1,733.1
Common shareholders’ equity	2,819.2	2,781.4
Preferred shares and trust preferred securities of subsidiaries	216.4	216.4
OdysseyRe non-controlling interest	272.7	250.6
Total equity	3,308.3	3,248.4
Net debt/equity	55%	53%
Net debt/total capital	35%	35%
Interest coverage	3.7x	4.8x

    The net debt ratios increased slightly as a result of the anticipated decrease in cash and short term investments in the first two quarters. It continues to be a priority of Fairfax to reduce these financial leverage ratios meaningfully in the next three years.

    As previously disclosed, cash use is heavier in the first quarter and first half of the year. At June 30, 2004, Fairfax had $305.5 of cash, short term investments and marketable securities at the holding company level after the following non-recurring items in the first and second quarters: payment of a common share dividend ($19.5), share repurchases ($11.6), payment of the additional premium payable on the Swiss Re cover ($149.9), payment of TIG-related indemnities ($40.0), and payments (including accrued interest) in effecting the company’s note exchange offers ($59.4).

    In May 2004, Fairfax received $104.8 (Cdn$146.0) on the closing of its sale of 6,000,000 Northbridge shares, and during the second quarter the company utilized $125 of the $150 by which it increased the $300 letter of credit facility it established last year for the benefit of nSpire Re.

    Over the remainder of the year, Fairfax expects to receive dividends, tax sharing payments and management fees from its subsidiaries. Also over the remainder of the year, Fairfax will continue (as it has in the first six months) in the ordinary course to pay overhead expenses, interest, preferred share dividends and amounts arising out of the normal volatility of runoff cash flows. Fairfax continues to believe that it has adequate liquidity to meet all of its obligations in 2004, and expects to finish 2004 with a significant position in cash, short term investments and marketable securities at the holding company level.

    Common shareholders’ equity at June 30, 2004 (excluding other paid in capital of $101.3) was $2.7 billion or $196.53 per share.

Comparative Quarterly Data (unaudited)

	Quarter ended

	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,	September 30,
	2004	2004	2003	2003	2003	2003	2002	2002

Revenue	1,435.1	1,484.8	1,575.4	1,175.2	1,628.5	1,334.8	1,363.6	1,419.7
Net earnings (loss)	46.0	39.5	6.6	(10.7)	173.7	101.5	48.3	178.0
Net earnings (loss) per share	$3.13	$2.63	$0.51	$(1.02)	$12.09	$6.97	$3.84	$12.21
Net earnings (loss) per diluted share	$3.05	$2.59	$0.51	$(1.07)	$12.09	$6.97	$3.84	$12.21

    Operating results at the company’s insurance and reinsurance companies have been improving as a result of company efforts and the favourable insurance environment (which is now moderating). Apart from reserve strengthenings which have occurred, individual quarterly results have been (and will continue to be) significantly impacted by realized gains (or losses), the timing of which is not predictable.